03002193

SO
3/6/03

VF 3-5-03

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53201

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Voltaire Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8621 Voltaire Avenue
(No. and Street)

Scottsdale (City) Arizona (State) 85260 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Belgrad 480-609-3590
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Woods & Dwyer, PLC
(Name – *if individual, state last, first, middle name*)

3101 N. Central Ave., Suite 890 (Address) (City) Arizona (State) 8501[2] (Zip Code)

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2003
WASH. D.C. 125

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 19 2003

OATH OR AFFIRMATION

I, Thomas Belgrad, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Voltaire Investments, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas Belgrad
Signature

MANAGING MEMBER
Title

Georgia Sears
Notary Public

"OFFICIAL SEAL"
Georgia Sears
Notary Public-Arizona
Maricopa County
My Commission Expires 9/8/2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VOLTAIRE INVESTMENTS, L.L.C.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

VOLTAIRE INVESTMENTS, L.L.C.

CONTENTS

W&D
WOODS & DWYER, P.L.C.
Certified Public Accountants

3101 N. Central Avenue • Suite 890
Phoenix, Arizona 85012
(602) 265-9700
Fax (602) 265-9600

To the Member
Voltaire Investments, L.L.C.
Phoenix, Arizona

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of **Voltaire Investments, L.L.C.** as of December 31, 2002, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Voltaire Investments, L.L.C.** as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

To the Member
Voltaire Investments, L.L.C.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the Schedules on pages 11 through 13 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Woodard & Dupor, P.L.C.

February 27, 2003

VOLTAIRE INVESTMENTS, L.L.C.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash	$ 5,463
Marketable securities, valued at market	7,098,745
Total current assets	7,104,208
Membership in exchange, at cost	10,000
	$ 7,114,208

LIABILITIES AND MEMBER EQUITY

Accounts payable	$ 10,001
Payable to clearing broker-dealer	3,220,668
Securities sold, not yet purchased, at market value	59,772
Total current liabilities	3,290,441
Member's equity	3,823,767
	$ 7,114,208

See Independent Auditors' Report and Notes to Financial Statements

VOLTAIRE INVESTMENTS, L.L.C.
STATEMENT OF INCOME
For The Year Ended December 31, 2002

REVENUES	
Trading gains	$ 1,213,373
Interest and dividends	123,698
	1,337,071
EXPENSES	
Brokerage, exchange and clearance fees	33,927
Professional fees	20,980
Other operating	50,646
	105,553
Net income	$ 1,231,518

See Independent Auditors' Report and Notes to Financial Statements

VOLTAIRE INVESTMENTS, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For The year Ended December 31, 2002

Beginning balance, December 31, 2001	$ 1,785,249
Contributions from Member	3,475,000
Distributions to Member	(2,668,000)
Net income	1,231,518
Ending balance, December 31, 2002	$ 3,823,767

See Independent Auditors' Report and Notes to Financial Statments

VOLTAIRE INVESTMENTS, L.L.C.
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2002

Cash flows from operating activities	
Net income	$ 1,231,518
Accruals of expected future operating cash receipts and payments:	
Decrease (increase) in:	
Marketable securities, net	(6,194,828)
Increase (decrease) in:	
Increase in accounts payable	4,001
Payable to clearing broker-dealer	3,220,668
Securities sold, not yet purchased	59,772
Net cash used by operating activities	(1,678,869)
Cash flows from financing activities	
Contributions from member	3,475,000
Distributions to member	(2,668,000)
Net cash provided by financing activities	807,000
Net decrease in cash	(871,869)
Cash at beginning of period	877,332
Cash at end of period	$ 5,463

See Independent Auditors' Report and Notes to Financial Statements

VOLTAIRE INVESTMENTS, L.L.C.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 1 ORGANIZATION AND ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's activities are limited to proprietary trading.

Securities Transactions

Proprietary securities transactions and the related profits and losses are recorded on the trade date, as if they had settled.

Marketable securities are valued at market value, and securities not readily marketable are valued at cost, which approximate fair value, as determined by management.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company is a single member L.L.C. As such, the Company will not pay income taxes, as any income or loss will be included in the tax return of the individual member.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturities of 90 days or less to be cash equivalents.

NOTE 2 USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally options, are based on quoted market prices. Fair values for options are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts.

Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Derivatives used for economic hedging purposes include purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

VOLTAIRE INVESTMENTS, L.L.C.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 4 CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading activities with a clearing broker-dealer. In the event this broker-dealer does not fulfill its obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the clearing broker-dealer. It is the Company's policy to review, as necessary, the credit standing of the broker-dealer.

Concentrations of credit risk with respect to marketable securities arise due to the fact that as of December 31, 2002, the Company had approximately 80% of its assets invested in the stock of one corporate entity.

NOTE 5 FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2002, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2002.

NOTE 6 MARKETABLE SECURITIES AND SECURITIES SOLD, NOT YET PURCHASED

Marketable securities owned and securities sold, not yet purchased, consist of corporate stocks and options carried at market value. As of December 31, 2002 corporate stocks owned totaled $7,098,745 and options sold, not yet purchased totaled $59,772.

VOLTAIRE INVESTMENTS, L.L.C.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 7 PAYABLE TO CLEARING BROKER DEALER

The Company clears its security transactions through another broker-dealer. The amount payable to the clearing broker relates to the aforementioned transactions and is fully collateralized by securities owned by the Company. At December 31, 2002 the amount payable to the clearing broker was $3,200,668.

NOTE 8 NET CAPITAL RULE

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined under such provisions, that does not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital and a net capital requirement of $1,697,417 and $100,000, respectively. The Company had aggregate indebtedness to net capital of .01 to 1 at December 31, 2002.

VOLTAIRE INVESTMENTS L.L.C.

SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

DECEMBER 31, 2002

Total member equity from statement of financial condition	$3,823,767
Deductions:	
Non-allowable assets:	
Joint back office stock	10,000
Haircuts on securities	1,250,568
Undue concentration	865,782
	2,126,350
Net capital	1,697,417
Required minimum net capital	100,000
Excess net capital	$ 1,597,417

NOTE: The above computation does not differ from the computation of net capital under SEC Rule 15c3-1 as of December 31, 2002 as filed by Voltaire Investments, L.L.C. on Form X-17a-5. Accordingly, no reconciliation is deemed necessary.

See Independent Auditors' Report and Notes to Financial Statements

VOLTAIRE INVESTMENTS L.L.C.

SCHEDULE 2

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 AND COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF RULE 15c3-3

DECEMBER 31, 2002

The Company's transactions consist exclusively of dealing with securities on its own account. The Company does not deal in securities for customers and therefore, carries no margin accounts, does not hold funds or securities for, or owe money or securities to customers. The Company, therefore is exempt from the computation of cash reserve requirements for brokers and dealers

VOLTAIRE INVESTMENTS, L.L.C.

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2002

W&D
WOODS & DWYER, P.L.C.
Certified Public Accountants

3101 N. Central Avenue • Suite 890
Phoenix, Arizona 85012
(602) 265-9700
Fax (602) 265-9600

To the Member
Voltaire Investments, L.L.C.
Phoenix, Arizona

In planning and performing our audit of the financial statements of ***Voltaire Investments, L.L.C.*** for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by ***Voltaire Investments, L.L.C.*** that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the reserve required by rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities of Section 8 of Federal Reserve System Regulation T of the Board of Governors of the Federal Reserve System.

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

To the Member
Voltaire Investments, L.L.C.

The management of ***Voltaire Investments, L.L.C.*** is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving control procedures and its operation that we consider to be a material weakness as defined above.

To the Member
Voltaire Investments, L.L.C.

Segregation of Duties

Effective internal control requires that checks and balances be inherent in an accounting system wherein no transaction is handled in its entirety by a single individual. The limited number of personnel in the Company precludes such control and, accordingly, until growth of the Company is sufficient to warrant the employment of additional personnel to effect the necessary segregation of duties and functions, internal control will continue to be materially deficient in this respect.

We have been informed by management that for cost-benefit purposes no changes in personnel requirements are anticipated.

The foregoing condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of ***Voltaire Investments, LLC*** for the year ended December 31, 2002, and this report of such condition does not affect our report thereon dated February 27, 2003.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, including the condition discussed above, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the NASD, and any other applicable regulatory bodies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Woods + Dwyer, P.L.C.

February 27, 2003